Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

January 20, 2014	NR 1 - 2014

Avrupa commences Phase 4 drilling at Alvalade, Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that Phase 4 drilling at the Alvalade Project, located in the Pyrite Belt of southern Portugal, commenced last week.    The Alvalade Project is operated by Avrupa and funded by a wholly owned subsidiary of Antofagasta plc (“Antofagasta”).  As previously reported, Antofagasta has earned-in to 51% of the project with total funding of US$4.3 million.  The partners have now drilled 24 holes and nearly 11,000 meters in three previous phases of drilling.

The new phase of drilling is designed for 3,500 meters in ten holes.  During Phase 4a, one hole will be drilled at the Monte da Bela Vista West target (MBVW), located approximately 400 meters to the west of the Monte da Bela Vista mineralization drilled during 2012-2013. A further six holes will be drilled in Phase 4a around two new target areas that have never been drilled before.  These six holes will be collared in young cover sediments, which completely obscure visual sighting of the target rocks and may be as thick as 200 meters.  The holes will be drilled through the sediments and then 30-40 meters into the target basement rocks.  The information collected from the short forays into the basement rocks will then be used to help target vectoring towards true deep massive sulfide targets.  Phase 4b will include three follow-up deep tests from locations indicated by the blind vectoring drilling.

All of the drill targets are located on the Neves Corvo Trend of target rocks in the Pyrite Belt.  The giant Neves Corvo copper-zinc mineral deposit complex is located only 60-70 kilometers southeast of the area of the present drilling program.  Seven of the world’s 25 largest volcanogenic massive sulfide deposits are located in the Pyrite Belt of Portugal and Spain.  There are presently four active mines in the 200 kilometer-long belt, including Neves and Aljustrel in Portugal, and Aguas Tenidas and Las Cruces in Spain.  The largest of all the Pyrite Belt deposits, Rio Tinto in Spain, is currently in the permitting process for re-opening.

Paul Kuhn, President and CEO of Avrupa commented, “We are quite pleased to start this new phase of drilling.  It has taken us much of the past two years to get to this point where our understanding of the presumed subsurface geology actually allows us to drill through the thick cover and anticipate intercepting rocks that may be altered and even mineralized.   The information we get from the basement rocks at the bottom of each of these six holes will lead us further into the right direction for targeting massive sulfide mineralization.  This is an exciting, yet risky, step forward in the evolution of the project.  Meanwhile, the other half of the story is that the MBVW hole is the continuation of our work at Monte da Bela Vista where we discovered stockwork copper mineralization in 2012-2013.  All previous work at Monte da Bela Vista was located in the eastern limb of a large fold feature, and the new hole will begin a test of the western limb of the structure.”

Antofagasta plc is listed on the London Stock Exchange, is a constituent of the FTSE-100 Index, and has significant mining interests in Chile.  Antofagasta plc operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla.  Total production in 2012 was 709,600 tonnes of copper, 12,200 tonnes of molybdenum and 299,900 ounces of gold.  Antofagasta plc also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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